Hi, I'm Martin Stayer. I'm going to be the executive chef at The Toasted Coconut.

Hi, I'm Sara Stayer, and I will be the director of operations for The Toasted Coconut.

Hi, I'm Sarah Troxell. I'll be the bar director at The Toasted Coconut.

Martin and I met in Chicago.

She was a server, and I was a line cook. She quickly took over managing the restaurants, where I stayed behind the scenes, for the most part.

We left Chicago and moved to Houston. Sarah and Martin worked together at Coltivare.

The entire time we were there, he would tell me he was going to open a restaurant in Houston, and I just laughed at him. He did it, and hired me on as the bar manager here.

One of the most motivated people I've ever worked with. She just won an award as best bartender in Houston, as well as fastest female bartender in Houston. So, we're going to be putting out the best drinks, in a timely fashion. Our first restaurant, Nobie's, is a farm-to-table restaurant, where the menu changes almost daily, as well as the cocktail menu that we're trying to avoid the pretense that goes along with fine dining, and make it a little bit more fun. We want people to feel like they're coming to a house party when they come here.

So, The Toasted Coconut is a concept that we decided on because the three of us are all huge fans of tiki. It's more of a fun beach place, than it is a tiki place, necessarily. We're going to have great tiki cocktails, food that's inspired by equatorial regions: Southeast Asian, Caribbean, Mexican, all kinds of influences. One thing that's indigenous to tiki bars that I've been to in the past, is that they're often dark, cave-like, but over here at the Coconut, we're going to try to brighten it up a little bit, have a lot more pops of pastel colors, kind of that Cuban street color vibe. Another thing that I think is going to separate us, is a full-food menu, where our menu's going to change seasonally. We're very adamant at our current restaurant, Nobie's, using only the best products, and we're going to try to carry that over to the concept of The Toasted Coconut, as well.

The basis of what we do, is bring people joy. We do that here, but The Toasted Coconut is going to allow us to do that on a totally different, new level, because who doesn't love vacation? Especially in Texas, we love the sun and the beach, and the tropical trees, and the plants, and the frozen Pina Colada in our hand, with our toes in the sand. We are trying to bring that to Houston, and we're super-excited.

We're very excited to partner up with NextSeed, because it allows our community, and neighbors around us, to support us even further, invest in us, and show that they believe in us. Also, become part of the next step of what we're doing, and be there on the ground floor this time.

...

Yeah, pretend I'm not here.

Yeah, don't worry about it.

What do I do with my hands?

So, let's start with, maybe ...